Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

April 21, 2011

Contact: Kristin Friel (212) 412 7521 kristin.friel@barclayscapital.com

FOR IMMEDIATE RELEASE

Barclays Launches New iPath® Commodity Exchange Traded Notes

Linked to Barclays Capital’s Proprietary Commodities Indices

New York, NY (April 21, 2011) — Barclays Bank PLC announced that today is the first day of trading on the NYSE Arca for 18 new commodities iPath® Exchange Traded Notes (ETNs) linked to Barclays Capital Pure Beta Indices. It is also the first day of trading for the iPath® Seasonal Natural Gas ETN (DCNG).

The new iPath Pure Beta Commodity ETNs were created to give investors access to commodities while seeking to minimize the effects of distortions in the commodity markets. The following are the new iPath Pure Beta Commodity ETNs and their exchange tickers:

1. iPath® Pure Beta S&P GSCI®-Weighted ETN (SBV)

2. iPath® Pure Beta Broad Commodity ETN (BCM)

3. iPath® Pure Beta Crude Oil ETN (OLEM)

4. iPath® Pure Beta Agriculture ETN (DIRT)

5. iPath® Pure Beta Grains ETN (WEET)

6. iPath® Pure Beta Copper ETN (CUPM)

7. iPath® Pure Beta Nickel ETN (NINI)

8. iPath® Pure Beta Livestock ETN (LSTK)

9. iPath® Pure Beta Energy ETN (ONG)

10. iPath® Pure Beta Industrial Metals ETN (HEVY)

11. iPath® Pure Beta Sugar ETN (SGAR)

12. iPath® Pure Beta Softs ETN (GRWN)

13. iPath® Pure Beta Precious Metals ETN (BLNG)

14. iPath® Pure Beta Lead ETN (LEDD)

15. iPath® Pure Beta Cotton ETN (CTNN)

16. iPath® Pure Beta Coffee ETN (CAFE)

17. iPath® Pure Beta Cocoa ETN (CHOC)

18. iPath® Pure Beta Aluminum ETN (FOIL)

Barclays Capital Pure Beta Indices were designed to provide a more representative measure of commodity market returns. Unlike many commodity indices, which roll their exposure to the corresponding futures contract on a monthly basis in accordance with a pre-determined roll

Contact: Kristin Friel (212) 412 7521

kristin.friel@barclayscapital.com

schedule, the Indices may roll into one of a number of futures contracts with varying expiration dates. Each Pure Beta index was constructed around the concept of providing the best proxy for the average price return of the front-year futures contracts for each commodity in the index while avoiding parts of the futures curve that are subject to persistent market distortions.

“We believe that commodities have an important place in investors’ portfolios and we are pleased to offer investors an alternative solution to access the commodities market,” said Kevin Burke, Head of Investor Solutions, Barclays Capital. “Today’s launch underscores our dedication to providing investors with access to difficult-to-reach markets through ETNs. We now have 70 iPath ETNs with approximately $10 billion assets under management in the US.”

“The new iPath ETNs linked to the Pure Beta Indices demonstrate Barclays Capital’s commitment to providing innovative solutions for investors,” said Waqas Samad, Head of Index, Portfolio and Risk Solutions. “The Pure Beta Indices are unique among commodity indices as they seek to identify potential market distortions in their dynamic selection of futures contracts and offer scalability as a result of their liquidity filters.”

iPath® ETNs are designed to provide investors with convenient access to the returns of market benchmarks, less investor fees and other applicable costs. Subject to the requirements described in the applicable prospectus, the ETNs can be sold in the secondary market during trading hours at market prices, and may typically be redeemed in at least 50,000 units on a daily basis directly to Barclays Bank PLC1. These are the first iPath® ETNs that include an issuer redemption or “call” feature. Barclays Bank PLC may “redeem” or “call” any series of these ETNs (in whole but not in part) at its sole discretion on any trading day until and including maturity. If Barclays Bank PLC redeems a series of ETNs, the holder will receive a cash payment in U.S. dollars per ETN in an amount equal to the applicable closing indicative value on the applicable valuation date.

The prospectuses can be found on EDGAR, the SEC website at: www.sec.gov, as well as on the product website at www.iPathETN.com.

Barclays Bank PLC is the issuer of iPath® ETNs and Barclays Capital Inc. is the issuer’s agent in the distribution. Barclays Bank PLC and Barclays Capital Inc. have retained the services of BlackRock Fund Distribution Company, a member of FINRA, to promote the ETNs and provide certain services relating to the ETNs.

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 147,500 people. Barclays moves, lends, invests and protects

1 The issuer may, from time to time, in its sole discretion, reduce, in part or in whole, the typical minimum redemption amount of 50,000 units. Any such redemption will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

Contact: Kristin Friel (212) 412 7521

kristin.friel@barclayscapital.com

money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

iPath ETNS

For further information about the iPath ETNs go to: http://www.iPathETN.com.

An investment in iPath ETNs (the “Securities”) involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus. Barclays Bank PLC as issuer may redeem a series of Securities (in whole but not in part) at its sole discretion on any trading day on or after the inception date until and including maturity. See the relevant prospectus for more information regarding the risks associated with Barclays Bank PLC’s right to redeem the Securities.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the Securities.

The Securities are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

For iPath ETNs linked to the performance of an index that involves the application of the Pure Beta Series 2 Methodology, an investment in such iPath ETNs may underperform compared to an investment in

Contact: Kristin Friel (212) 412 7521

kristin.friel@barclayscapital.com

instruments linked to the reference index to which the Pure Beta Series 2 Methodology is applied. The Pure Beta Series 2 Methodology may result in allocation to futures contracts that increase negative roll yields.

Unlike certain investments that are linked to an index comprised of a commodity futures contract that is rolled on a monthly basis, the Barclays Capital Natural Gas Seasonal TR Index maintains its position in natural gas futures by rolling on an annual basis. Accordingly, iPath ETNs linked to the performance of such index are less exposed to short-term factors affecting natural gas prices.

Each of the Barclays Capital commodities indices referenced herein is a trademark of Barclays Bank PLC.

© 2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE